FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of November, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





                    HSBC PLANS TO RESTRUCTURE ITS TWO SIVS
 *** HSBC to provide a combination of liquidity facilities and term funding ***
  *** HSBC expects these liquidity facilities and term funding to total ***
                          US$35 billion by August 2008
 *** HSBC expects to have no material losses or capital requirements from ***
                                  these actions

HSBC is taking decisive action to prevent the current funding constraints in the Structured Investment Vehicle (SIV) sector from forcing a liquidation of high-quality assets held by Cullinan Finance Limited and Asscher Finance Limited.

In order to achieve this, HSBC will provide investors in Cullinan and Asscher, which are managed by HBSC Bank plc, with the option to exchange their existing Income Notes and Mezzanine Notes for notes issued by one or more new vehicles. Each of these new vehicles will be funded either by commercial paper backed by a 100% liquidity facility, or by term financing, both to be provided by HSBC. Current senior debt holders of Cullinan and Asscher will be repaid as their debt falls due and will have the opportunity to reinvest in the commercial paper issued by the new vehicles.

Since HSBC will facilitate senior funding through provision of 100% liquidity facilities or through the purchase of term notes, HSBC expects rating agencies to allow the new vehicles to operate without market value or net asset value triggers, which currently have the potential to restrict Cullinan and Asscher's investment and operating flexibility. Income Note and Mezzanine Note investors will continue to bear the risk of actual credit defaults in the asset portfolios, as originally intended when Cullinan and Asscher were established.

Stuart Gulliver, chief executive of HSBC's Corporate, Investment Banking and Markets division, said: "We believe that HSBC's actions will set a benchmark and restore a degree of confidence to the SIV sector, while providing a specific solution to address the challenges faced by investors in Cullinan and Asscher, the two SIVs managed by HSBC."

The SIV sector has been under significant funding pressure since July 2007, as evidenced by the inability of most SIVs to fully roll over their senior funding in the form of commercial paper or medium term notes. More recently, SIVs have come under further pressure from a continued decline in the market value of assets, which has put the vehicles at risk of being restricted in their operating flexibility.

HSBC has been proactively addressing the challenges posed by current market conditions. Both HSBC-managed SIVs are funded beyond year-end 2007, with Asscher funded to April 2008. The credit quality of the assets owned by the two SIVs remains strong with an average asset rating of Aa1/AA+ and no downgrades of any asset-backed securities or structured finance securities to date. However, HSBC believes there is not likely to be a near term resolution of the funding problems faced by the SIV sector.

Following this announcement, HSBC will consolidate Cullinan and Asscher for accounting purposes. This will result in approximately US$45 billion of additional assets and related funding being included on HSBC's consolidated balance sheet. As existing investors will continue to bear all economic risk from actual losses up to the full amount of their investment, HSBC expects no material impact to its earnings. HSBC also expects limited impact on regulatory capital requirements because of this first-loss protection.

The actual amount of liquidity facilities and term funding is expected to be significantly less than the US$45 billion of assets noted above. This is due to amortisation of assets and repayment of senior debt from current holdings of cash and short-term investments. In total, HSBC expects to provide a combination of liquidity facilities and term funding of up to US$35 billion. The liquidity facilities and term funding will be provided prospectively as existing commercial paper and medium term notes issued by the two SIVs mature. This is expected to be complete by August 2008. This is further expected to be absorbed without material impact through utilisation of HSBC's available liquidity resources.

The offer to exchange existing Income Note and Mezzanine Note investments in Cullinan and Asscher is expected to be made formally in late 2007 or early 2008.


Note to editors:

HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,150 billion at 30 June 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  26 November, 2007